EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Avid Bioservices, Inc. for the registration of common stock, preferred stock, debt securities, warrants, units and rights for an aggregate offering price not to exceed $125,000,000 and to the incorporation by reference therein of our reports dated July 14, 2017, with respect to the consolidated financial statements of Avid Bioservices, Inc., (formerly Peregrine Pharmaceuticals, Inc.) and the effectiveness of internal control over financial reporting of Avid Bioservices, Inc., included in its Annual Report (Form 10-K) for the year ended April 30, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

January 12, 2018